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Allison Fumai

Partner

Allison.fumai@dechert.com

+1 212 698 3526 Direct

+1 212 698 3599 Fax

March 31, 2026

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Christina DiAngelo Fettig, Division of Investment Management

Re:	Morgan Stanley ETF Trust (the “Trust”) (File No. 333-266913; 811-23820)

Dear Ms. Fettig:

This letter is being submitted for the purpose of responding to the supplemental comments you provided on March 18, 2026 regarding the Trust’s annual reports on Form N-CSR and Form N-CEN for the reporting period ended September 30, 2025, as filed with the Securities and Exchange Commission (the “Commission”) on December 4, 2025 and December 9, 2025, respectively, for certain series of the Trust (each, a “Fund” and collectively, the “Funds”). The Trust has considered your comments and has authorized us to make responses, changes and/or acknowledgements discussed below. Capitalized terms not otherwise defined have the same meanings assigned to such terms in the Trust’s annual reports.

Comment 1.	With respect to Response 1 in the prior response letter, the Staff notes that the link provided in Response 1 is different from the link included in each Fund’s tailored shareholder report. Please state whether the link in each Fund’s tailored shareholder report was incorrect or updated.

Response 1.        The Trust confirms that the link in each Fund’s tailored shareholder report was missing a word. The Trust further confirms that the correct link will be included in future filings.

Comment 2.	With respect to Response 8 in the prior response letter, please state in correspondence the Form N-CEN item that should have been checked and confirm that it will be checked in future filings, as applicable.

March 31, 2026 Page 2

Response 2.        The Trust confirms that Item C.7.n. of Form N-CEN should have been checked and Item C.7.n.i of Form N-CEN should not have been checked for Parametric Hedged Equity ETF, Parametric Equity Premium Income ETF, Eaton Vance Total Return Bond ETF, and Eaton Vance Short Duration Income ETF. The Trust further confirms that the correct item will be checked in future filings, as applicable.

Comment 3.	With respect to Response 9 in the prior response letter, please state in correspondence the Form N-CEN item that should have been checked and confirm that it will be checked in future filings, as applicable.

Response 3.        The Trust confirms that Item C.7.n. of Form N-CEN should have been checked for Calvert Ultra-Short Investment Grade ETF. The Trust further confirms that the correct item will be checked in future filings, as applicable.

Comment 4.	With respect to Response 10 in the prior response letter, please state in correspondence the Form N-CEN item that should have been checked and confirm that it will be checked in future filings, as applicable.

Response 4.        The Trust confirms that Item C.7.n.vi. of Form N-CEN should have been checked for Eaton Vance High Income Municipal ETF. The Trust further confirms that the correct item will be checked in future filings, as applicable.

Comment 5.	With respect to Response 11 in the prior response letter, please state in correspondence if any changes were made to the website presentation in response to the Staff’s comments.

Response 5.        The Trust confirms that the Funds’ websites were updated in response to the Staff’s comment.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best Regards,

/s/ Allison Fumai
Allison Fumai